MINUTES OF THE BOARD OF
                            DIRECTORS OF DONINI, INC.

         A special meeting of the Board of Directors of DONINI, INC. was held March 5, 2004 at 4555 des Grandes Praires Blvd., Suite 30, St-Leonard, Quebec. All directors were present. The first order of business was to increase the number of shares of Common Stock allocated to the Company's Stock Plan from 1,500,000 to 4,000,000 shares.

         Upon motion duly made and seconded it was unanimously:

         RESOLVED that the number of shares of Common Stock allocated to the Company's Stock Plan is hereby increased from 1,500,000 to 4,000,000 shares.

         The next order of business was the approval of a consulting agreement with Terence Byrne. The President stated that Mr. Byrne's services would be very helpful and needed by the Company and he presented a form of consulting agreement for the Board's review.

         Upon motion duly made and seconded it was unanimously:

         RESOLVED that the proper officers of the Company are authorized to enter into a consulting agreement with Mr. Terence Byrne in the form attached hereto and made part of these minutes with the shares to be issued pursuant to the Company's Stock Plan.
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         FURTHER RESOLVED that the Company is authorized to issue pursuant to the Company's Stock Plan 500,000 shares of Common Stock to Terence Byrne.

         The next order of business was the issuance of shares of Common Stock to Dennis Kounadis and John Frohling, Esqs. who have rendered legal services for several years without any compensation.

         Upon motion duly made and seconded it was unanimously:

         RESOLVED that the Company is authorized to issue to Dennis Kounadis 500,000 shares of Common Stock and to John Frohling 300,000 shares of Common Stock pursuant to the Company's Stock Plan.

         The next order of business was consideration of the issuance of shares of Stock to the President. It was noted that Mr. Peter Deros has worked for several years without receiving the compensation due to him under his employment agreement and has extended his personal credit for the Company's benefit to his financial detriment.

         Following this discussion and after determining that the Company had received adequate consideration for the issuance of shares of Common Stock, it was, with Mr. Deros abstaining:

         RESOLVED to issue 1,000,000 shares of Common Stock to the President, Peter Deros, pursuant to the Company's Stock Plan in lieu of salary and for advancing his personal credit.

         The Board determined that since there was no cash with which to discharge these obligations to the recipients of the Stock issued and in view of the fact that the Common Stock was not actively traded for some time and that the services rendered and to be rendered were very valuable to the Company, the consideration received was more than adequate.

         There being no further business the meeting was adjourned.


                           /s/ CATHERINE PANTOULIS
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                           CATHERINE PANTOULIS, Secretary

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